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                               August 26, 2022

       R. Steve Kinsey
       Chief Financial Officer
       Flowers Foods, Inc.
       1919 Flowers Circle
       Thomasville, Georgia 31757

                                                        Re: Flowers Foods, Inc.
                                                            Form 10-K for the
Fiscal Year ended January 1, 2022
                                                            Filed February 23,
2022
                                                            File No. 001-16247

       Dear Mr. Kinsey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended January 1, 2022

       Item 2. Properties, page 21

   1. We note that you have limited your disclosure under this heading to a list of the locations of 44
bakeries/production plants. Please expand your disclosure to also identify the facilities and other
assets that comprise your distribution network and to provide details regarding the nature or
use of your production and distribution facilities that provide some means of
differentiation that is incremental to the geographic information.

                                                        Please also describe or
indicate the production and distribution capacities of your facilities and the extent of
utilization for each period to comply with Instruction 1 to Item 102 of
                                                        Regulation S-K. Given
your disclosures elsewhere in the filing indicating closures and idling of various
facilities and equipment, it would also be helpful to indicate the current status of each facility
listed to correlate with those other disclosures.
 R. Steve Kinsey
Flowers Foods, Inc.
August 26, 2022
Page 2
Management's Discussion and Analysis
Results of Operations , page 33

2. We understand that your revenue has been impacted by volume fluctuations for all periods presented. Please expand your disclosures to include a tabulation of volumes sold each period and to quantify the increase or decrease in revenue for branded retail, store branded retail, and non-retail that is attributable to changes in volumes sold and to changes in average prices to comply with Item 303(b) and (b)(2)(iii) of Regulation S-K.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Fiscal Year End, page F-9

3. We note disclosure in Note 23 on page F-57, indicating that you report interim financial information based on irregular periods that do not reflect actual quarters of your fiscal
         year, and providing a summary of    financial results that impact
comparability    although
         without addressing the effects associated with this manner of reporting.

         We also see that you have a section called Matters Affecting Comparability on page 33 in your subsequent interim reports, although without addressing limitations on the indicative value of your reported financial information or the general lack of comparability to other interim periods due to differences in the lengths of the interim periods.

         Please expand the disclosures under this heading to describe your interim reporting convention and your business reasons for not reporting interim results based on actual quarters of equal length. Please expand the disclosures in your interim reports to also include those reasons and prominent cautionary language in Note 1 and under Matters
         Affecting Comparability in MD&A, to advise readers that your interim results may not be indicative of subsequent interim period results, or comparable to prior or subsequent interim period results, due to differences in the lengths of the interim periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameR. Steve Kinsey                              Sincerely,
Comapany NameFlowers Foods, Inc.
August 26, 2022 Page 2                                         Division of
Corporation Finance
FirstName LastName                                             Office of Energy
& Transportation